# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BEYOND MEAT, INC., CIK 0001655210
CUSIP: 08862E109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 888 N. DOUGLAS STREET, SUITE 100, EL SEGUNDO, California (CA), 90245
Date of event which requires filing of this statement: 10/15/2025
Filed pursuant to Rule 13d-1(b), Rule 13d-1(c)
Filed by CIK 0001301396

## Reporting persons
- Context Capital Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 20,514,535; sole dispositive power 0; shared dispositive power 20,514,535; aggregate amount beneficially owned 20,514,535 (5.2% of the class)
- Michael S. Rosen: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 20,514,535; sole dispositive power 0; shared dispositive power 20,514,535; aggregate amount beneficially owned 20,514,535 (5.2% of the class)
- William D. Fertig: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 20,514,535; sole dispositive power 0; shared dispositive power 20,514,535; aggregate amount beneficially owned 20,514,535 (5.2% of the class)
- Charles E. Carnegie: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 20,514,535; sole dispositive power 0; shared dispositive power 20,514,535; aggregate amount beneficially owned 20,514,535 (5.2% of the class)
- Context Partners Master Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 20,514,535; sole dispositive power 0; shared dispositive power 20,514,535; aggregate amount beneficially owned 20,514,535 (5.2% of the class)

## Item 1. Issuer
Name of issuer: BEYOND MEAT, INC.
Address of issuer's principal executive offices: 888 N. DOUGLAS STREET, SUITE 100, EL SEGUNDO, CALIFORNIA, 90245.

## Item 2. Person Filing
Name of person filing:
Context Capital Management, LLC ("LLC")
Michael S. Rosen ("Rosen")
William D. Fertig ("Fertig")
Charles E. Carnegie ("Carnegie")
Context Partners Master Fund, L.P. ("LP")

LLC is the general partner and investment adviser of LP. Rosen, Fertig and Carnegie are the control persons of the LLC. The reporting persons are filing this Schedule 13G jointly, but not as members of a group, and each disclaims membership in a group. Each reporting person also disclaims beneficial ownership of the securities reported in this Schedule 13G, except to the extent of that person's pecuniary interest therein. In addition, the filing of this Schedule 13G on behalf of the LP should not be construed as an admission that it is, and disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any of the securities covered by this Schedule 13G.
Address of principal business office or, if none, residence:
Context Capital Management, LLC
7724 Girard Avenue
Suite 300
La Jolla, CA 92037
Citizenship: See cover page for each reporting person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See items 5-9 and 11 of the cover page for each reporting person.
Percent of class:
See items 5-9 and 11 of the cover page for each reporting person.

The shares of common stock beneficially owned by the persons reported in Schedule 13G consists of 20,514,535 shares of common stock. The percentages reported in the Schedule 13G are based on 394,698,320 shares of common stock outstanding as of October 15, 2025, as indicated to the Reporting Persons on behalf of the Issuer.
Sole power to vote or to direct the vote: See items 5-9 and 11 of the cover page for each reporting person.
Shared power to vote or to direct the vote: See items 5-9 and 11 of the cover page for each reporting person.
Sole power to dispose or to direct the disposition: See items 5-9 and 11 of the cover page for each reporting person.
Shared power to dispose or to direct the disposition: See items 5-9 and 11 of the cover page for each reporting person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The LP holds the common stock for the benefit of its investors and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Statement

## Signatures
- Context Capital Management, LLC: Michael S. Rosen, CEO (10/17/2025)
- Michael S. Rosen: Michael S. Rosen, CEO (10/17/2025)
- William D. Fertig: William D. Fertig, Chairman (10/17/2025)
- Charles E. Carnegie: Charles E. Carnegie, CIO (10/17/2025)
- Context Partners Master Fund, L.P.: Michael S. Rosen, CEO (10/17/2025)